January 16, 2026

VIA EDGAR

United States Securities

and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Tyler Howes

Re:	Immix Biopharma, Inc.
Registration Statement on Form S-3
Filed January 9, 2026
File No: 333-292665

Dear Mr. Howes,

Immix Biopharma, Inc. (the “Registrant”) hereby requests that the effective date of the above-referenced Registration Statement on Form S-3 (File No. 333-292665), be accelerated by the U.S. Securities and Exchange Commission (the “Commission”) to become effective on Tuesday, January 20, 2026, at 5:00 p.m., Eastern Time, or as soon as reasonably practicable thereafter.

The Registrant understands that the Staff of the Commission will consider this request as confirmation by the Registrant that it is aware of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement.

The Registrant hereby authorizes Leslie Marlow, Esq. and Melissa Palat Murawsky of Blank Rome LLP to orally modify or withdraw this request for acceleration. Please contact Ms. Marlow at (212) 885-5358 or Ms. Murawsky at (215) 569-5732 with any questions you may have concerning this request, and please notify either of them when this request for acceleration has been granted.

Very truly yours,

IMMIX BIOPHARMA, INC.

By:	/s/ Gabriel Morris
Name:	Gabriel Morris
Title:	Chief Financial Officer

cc:	Leslie Marlow, Esq., Blank Rome LLP
Melissa Murawsky, Esq., Blank Rome LLP